OFFER TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES OF
PLACER DOME INC.
on the basis of, at the election of each holder,
(a) US$20.50 in cash; or
(b) 0.7518 of a Barrick Common Share and US$0.05 in cash
for each common share of Placer Dome Inc.
(together with any associated rights under the Shareholders Rights Plan)
subject, in each case, to pro ration
BY
BARRICK GOLD CORPORATION
THE OFFER WILL EXPIRE AT 8:00 P.M., TORONTO TIME, ON DECEMBER 20, 2005, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.
November 10, 2005
To our Clients:
      Enclosed for your consideration is an Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal (which, together with the Offer and Circular, each as may be amended or supplemented from time to time, collectively constitute the “Offer”) relating to the Offer by Barrick Gold Corporation, a corporation organized under the laws of the Province of Ontario, Canada (the “Offeror”), to purchase all of the outstanding common shares (the “Placer Dome Common Shares”) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for common shares, and (2) the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder,:

a)	US $20.50 in cash for each Share (the “Cash Alternative”); or

b)	0.7518 of a Barrick common share and US$0.05 in cash for each Share (the “Share Alternative”), in each case, as elected by the shareholder of Placer Dome (the “Shareholder”) and subject to pro ration as set forth in the Offer and Circular and described below.
      The Offer is subject to the terms and conditions set forth in the Offer and Circular and the Letter of Transmittal. Capitalized terms used but not defined in this letter which are defined in the Offer and Circular dated November 10, 2005 relating to the Offer have the meanings given to them in the Offer and Circular.
      Unless waived by the Offeror, holders of Placer Dome Common Shares are required to deposit one SRP Right for each Placer Dome Common Share in order to effect a valid deposit of such Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Placer Dome Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Shareholders prior to the time that the holder’s Placer Dome Common Shares are deposited pursuant to the Offer, in order for the Placer Dome Common Shares to be validly deposited, Rights Certificates representing SRP Rights equal in number to the number of Placer Dome Common Shares deposited must be delivered to the Depositary or the U.S. Forwarding Agent, as applicable. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Placer Dome Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure discussed in “Manner of Acceptance” — Section 3 of the Offer. In any case, a deposit of Placer Dome Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Placer Dome Common Shares deposited pursuant to the Offer to the Depositary or the U.S. Forwarding Agent, as applicable, within three Business Days after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary or the U.S. Forwarding Agent receive, prior to taking up the Placer Dome Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Placer Dome Common Shares deposited by such holder.
      If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer in accordance with the guaranteed delivery procedures set forth in “Manner of Acceptance” in Section 3 of the Offer.
      We (or our nominees) are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used to tender Shares held by us for your account.
      We request instructions as to whether you wish to tender any of or all the Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.
      Your attention is directed to the following:

1.	The Offer is being made for all issued and outstanding Shares;

2.	THE OFFER WILL EXPIRE AT 8:00 P.M. TORONTO TIME, ON DECEMBER 20, 2005, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

3.	The Offer is subject to a number of conditions, including:

a.	Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Shares that would represent at least 66 2/3% of the total number of outstanding Shares on a fully diluted basis.

b.	Placer Dome’s board of directors must waive our acquisition of Shares under the Offer as a triggering event under Placer Dome’s shareholder rights plan or we must be satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and any proposed second-step transaction.

c.	All government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

d.	Placer Dome shall not have reorganized in a manner that would have the effect of preventing the Offeror from obtaining a full tax-cost ”bump” under Canadian law in respect of certain assets of Placer Dome.

4.	The total amount of cash available under the Offer is limited to US$1,223,721,097 and the total number of Barrick Common Shares available for issuance under the Offer is limited to 303,021,050 Barrick Common Shares (based on the number of Shares outstanding on a fully diluted basis as of October 21, 2005 as disclosed by Placer Dome). The consideration payable under the Offer will be pro rated as necessary to ensure that the total aggregate consideration payable under the Offer and in any second step transaction does not exceed the maximum aggregate amounts and will be based on the number of Shares acquired in proportion to the number of Shares outstanding on a fully diluted basis.

5.	Any Shareholder who fails to, with respect to any Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative. Assuming that either all Shareholders tender to the Cash Alternative or all Shareholders tender to the Share Alternative, each Shareholder will be entitled to receive US$2.65 in cash and 0.6562 of a Barrick Common Share for each Share tendered, subject to adjustment for fractional shares. It is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares. For greater certainty, unless a Shareholder receives only cash consideration for its Shares, in all circumstances, a Shareholder will receive at least US$0.05 in cash and no more than 0.7518 Barrick Common Shares in respect of each Share deposited pursuant to the Offer.

6.	No fractional Barrick Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Barrick Common Shares as consideration under the Offer and the aggregate number of Barrick Common Shares to be issued to such Shareholder would result in a fraction of a Barrick Common Share being issuable, the number of Barrick Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of US$27.20 per Barrick Common Share), provided, however, that the number of Barrick Common Shares to be received by a Shareholder shall be rounded down in all circumstances where rounding would result in such Shareholder receiving less than U.S.$0.05 per Share tendered by such Shareholder on a per Share basis.

7.	If all the conditions of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date. The Offeror will be obligated to promptly pay for the Shares so taken up, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of such deposit.

8.	If you tender your Shares you will not be obligated to pay brokerage fees or commissions to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent.

9.	The consideration payable to the Shareholders by the Offeror under the Offer will be reduced by applicable withholding taxes.

10.	Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of your Shares purchased by the Offeror, regardless of any delay in making such payment.
      If you wish to have us tender any of or all the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the final page hereof.
      Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration date.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates representing the Placer Dome Common Shares and SRP Rights, if applicable, or a timely Book-Entry Confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company, pursuant to the procedures set forth in “Manner of Acceptance” in Section 3 of the Offer, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in “Manner of Acceptance” in Section 3 of the Offer) in connection with a book-entry transfer effected pursuant to the procedure set forth in “Manner of Acceptance” in Section 3 of the Offer, and (3) any other documents required by the Letter of Transmittal.
      The Offeror is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Offeror will make a good faith effort to comply with such state statute. If, after such good faith effort Offeror cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Offeror by RBC Capital Markets Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Managers for the Offer, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

INSTRUCTIONS WITH RESPECT TO THE
OFFER TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES OF
PLACER DOME INC.
on the basis of, at the election of each holder,
(a) US$20.50 in cash; or
(b) 0.7518 of a Barrick Common Share and US$0.05 in cash
for each common share of Placer Dome Inc.
(together with any associated rights under the Shareholders Rights Plan)
subject, in each case, to pro ration
BY
BARRICK GOLD CORPORATION
            The undersigned acknowledge(s) receipt of your letter, the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer and Circular, as each may be amended or supplemented from time to time, collectively the “Offer”) relating to the Offer by Barrick Gold Corporation, a corporation organized under the laws of the Province of Ontario, Canada (the “Offeror”), to purchase all of the outstanding common shares to purchase all of the outstanding common shares of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for common shares, and (2) the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Placer Dome (collectively, the “Shares”).
      The consideration payable to the Shareholders who deposit their Shares pursuant to the Offer will be reduced by applicable withholding taxes.
      This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned, on the terms and subject to the conditions set forth in the Offer and Circular and the related Letter of Transmittal furnished to the undersigned.

Number of Shares and
SRP Rights to be deposited*:

Account Number:

Election Options:	Shareholders may choose only ONE of the choices below:

☐ Choice A — The CASH ALTERNATIVE
Shareholders who check this box will receive US$20.50 in cash for each Share deposited under this Choice A (subject to pro ration).

☐ Choice B — The SHARE ALTERNATIVE

Shareholders who check this box will receive 0.7518 of a common share of the Offeror (a “Barrick Common Share”) and US$0.05 in cash for each Share deposited under this Choice B (subject to pro ration).

Signature(s)

Sign below

Please Print your name(s)

Address

Area Code and Telephone Number

Taxpayer Identification Number(s) or Social Security Number

Date
* Unless otherwise indicated, it will be assumed that all your Shares are to be tendered.